December 20, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Advanced Cell Technology, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 12, 2011
File No. 000-50295

Ladies and Gentlemen:

Advanced Cell Technology, Inc. (the “Company”) is submitting an amendment to the preliminary proxy statement (the “Proxy Statement”) that the Company filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2011.  As explained in more detail below, the amendment reflects changes to the Proxy Statement in accordance with the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Commission dated December 15, 2011 (the “Comment Letter”) relating to the Proxy Statement.

For convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and the text of the Staff’s comments appear in italics below.

The Company has revised the Proxy Statement in response to the Staff’s comment and is filing concurrently with this letter an amendment to the Proxy Statement (the “Amended Proxy Statement”) that reflects these revisions.

Proposal 1

Amendment to Certificate of Incorporation to Increase Authorized Common Stock, page 1

1.
We note that your proposal, if approved, will increase the amount of authorized but unissued common shares well in excess of the amount required to comply with your settlement agreement. Please amend your preliminary proxy statement to state whether you have any current plans, agreements, understandings, etc. with respect to those shares that will be authorized but not issued after you have satisfied your obligations with respect to the settlement. If you have any such plans, agreements, understandings, etc., please note this in your disclosure and describe them. If you have none, please include a statement to that effect.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2011

Response: In response to the Staff’s comment, the Amended Proxy Statement includes a statement that the Company does not have any current plans, agreements, understandings, etc. with respect to the shares that will be authorized but not issued after the Company has satisfied its obligations with respect to the settlement.

*           *           *           *

On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Jonathan Atzen, Esq. of Sheppard, Mullin, Richter & Hampton, LLP at (213) 617-5515, with any questions or further comments you may have regarding the Amended Proxy Statement or this letter.

Sincerely, /s/ Gary H. Rabin Gary H. Rabin Chief Executive Officer and Chairman of the Board

cc:	Stephen Price, Senior Vice President – Corporate Development
Jonathan Atzen, Esq., Sheppard, Mullin, Richter & Hampton, LLP